Exhibit 99.6

One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
DX Box Number 10 CDE
Direct Line 0207 456 2000
Direct Fax 0207 456 2222

AMVESCAP PLC
30 Finsbury Square
London
EC2A 1AG

17 April 2007

Our Ref	MSM/GRP
Dear Sirs
AMVESCAP PLC (the “Company”) and the registration statement on Form F-3 dated 10 April 2007 (the “Registration Statement”) with respect to the registration (the “Registration”) of Debt Securities and Guarantees of Debt Securities of the Company (the “Securities”) with the Securities and Exchange Commission of the United States of America (the “Commission”)
1	We have acted as English legal advisers to the Company in relation to the Registration and have taken instructions solely from the Company. The Securities may be issued and sold from time to time only after the Registration Statement, to which this opinion is an exhibit, becomes effective and a prospectus supplement in relation to the relevant Securities is prepared and filed with the Commission.

2	Terms defined in the Registration Statement have the same meanings when used in this opinion, unless otherwise defined in this opinion.

3	This opinion is limited to English law as applied by the English courts and published and in effect on the date of this opinion and is given on the basis that it will be governed by and construed in accordance with English law. This letter expresses no opinion on the laws of any other jurisdiction. This opinion is strictly limited to the matters expressly stated herein and is not to be read as extending by implication to any other matter in connection with the documents referred to below or otherwise. Nothing in this opinion in any way modifies, amends or supplements, or shall in any way limit or be construed inconsistently with, the separate opinion delivered to you on the date hereof by Alston & Bird LLP, New York, New York.

4	For the purposes of this opinion, we have examined copies of the following documents:

4.1	a copy of the Registration Statement on Form F-3 which was filed on 10 April 2007;

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4.2	a copy of the Certificate of Incorporation and the Certificates of Incorporation on Change of Name of the Company; and

4.3	a certified copy of the current Memorandum and Articles of Association of the Company.

5	On 16 April 2007 we carried out a search at the Companies Registry for England and Wales in respect of the Company which did not reveal the existence of any order or resolution to wind up the Company or of the appointment of any receiver or administrator, but we have not conducted any further search since such date.

6	On 16 April 2007 we carried out a telephone search in respect of the Company at the Companies Court, London.

7	Except as stated above, we have not examined any agreements, deeds, instruments or other documents entered into by or affecting the Company or any corporate records of the Company and we have not made any other enquiries concerning the Company.

8	In giving this opinion, we have assumed:

8.1	the accuracy of all certificates and documents delivered to us and the genuineness of all signatures;

8.2	the authenticity and completeness of any documents examined by us as originals;

8.3	the conformity to original documents of all documents examined by us as copies and the authenticity and completeness of all such documents;

8.4	that the certificates and other documents dated the date hereof or dated earlier than the date hereof and on which we have expressed reliance remain accurate and have not been amended and that there are no additional matters which would have been disclosed by company searches at the Companies Registry office referred to above since the carrying out of the searches referred to above and that the particulars disclosed by our company searches are true, complete and up-to-date;

8.5	that the Company has not passed a voluntary winding-up resolution and that no petition has been presented to or order made by a court for the winding-up or dissolution of the Company or the appointment of an administrator of the Company and that no receiver or administrator has been appointed in respect of the Company or any of its assets which in any such case has not been revealed by the company searches referred to above;

8.6	that there have been no amendments to the Memorandum or Articles of Association of the Company as compared to the form certified as being in force as at 10 April 2007;

8.7	the accuracy of all representations as to factual matters made in the Registration Statement and the Prospectus Supplement by the Company; and

8.8	that neither the Registration nor the Issue would constitute financial assistance for the purposes of section 151 of the Companies Act 1985.

9	Based upon the documents referred to and assumptions in paragraph 8 and subject to any matters not disclosed to us, and the qualifications set out below, we are of the opinion that at the date hereof:

9.1	The Company has been incorporated and is existing as a public company with limited liability under the laws of England.

9.2	According to the telephone search of the winding up petitions at the Companies Court in London referred to in paragraph 6 above, there are no proceedings for the winding up of the Company.

10	This opinion is subject to the following qualifications:

10.1	An English company only has authority to carry on those businesses specified in the objects clause of its Memorandum of Association.

10.2	We have not been responsible for investigating or verifying the accuracy of the facts, including statements of foreign law, or the reasonableness of any statements of opinion, contained in the Registration Statement or that no material facts have been omitted from the Registration Statement.

10.3	No opinion is given by us (nor has the same been requested) as to matters of fact upon which the opinions in this letter are based.

10.4	It should be noted that the telephone search referred to in paragraph 6 above is not capable of revealing conclusively whether or not a winding-up or administrative petition or order has been presented or made, a receiver appointed, a company voluntary arrangement proposed or approved or any other insolvency proceeding commenced.

10.5	It should be noted that notice of a winding-up or administration order made or a winding-up resolution passed may not be filed at the Companies Registry for England and Wales immediately.

11	This opinion is addressed to you solely for your benefit in connection with the Registration and it may only be relied upon in that connection. It is not to be transmitted to anyone else or quoted or referred to in any public document or filed with anyone unless you are required to do so by law or regulation or to produce a copy in court proceedings relating to the Registration or (in any other circumstances) you first obtain our written consent. This opinion is not to be relied upon by, nor do we accept any liability to, anyone other than you (even though you may have provided a copy to another person). You should ensure that any copy of this opinion you provide to any other person, and any quotation from or reference to this opinion in any public document or filing contains the substance of the previous sentence. You may, however, provide a copy to Alston & Bird LLP solely for the purpose of their giving their opinion and subject to the same restrictions.

12	We consent to the use of our name under the headings “Validity of the Securities” and “Enforceability of Liabilities” in the Registration Statement. In giving such consent, we do not thereto admit that we are within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.
Yours faithfully

/s/Linklaters
Linklaters